Tri-Lateral Venture Corporation
604 - 750 West Pender Street.
Vancouver, B.C.
V6C 2T7

PRESS RELEASE

TRI-LATERAL TO ACQUIRE PAN AMERICAN GOLD CORPORATION

Vancouver, January 9, 2004 - Tri-Lateral Venture Corporation ("the Company") is pleased to announce that it has entered into a letter of intent to acquire all of the issued and outstanding shares of Pan American Gold Corporation, a Nevada company ("Pan American"). Pan American is a junior resource company based in Vancouver, British Columbia. It has assembled a portfolio of exploration and development properties in Canada and the United States. It has completed extensive staking in areas where receding glaciers have exposed mineralized outcrops in the Eskay Creek area of northern British Columbia. Pan American also owns a 60% interest in the Kinsley Mountain Mine in Elko County, Nevada, and a 60% interest in the Pinnacle property in Nye County, Nevada.

The closing of the transaction is subject to the preparation and execution of a formal share purchase agreement with the shareholders of Pan American, whereby the Company will acquire all of the issued and outstanding shares of Pan American in exchange for the issuance of shares of the Company to the shareholders of Pan American, subject to such shareholder and regulatory approvals as may be required, if any. A condition of the share purchase agreement will be that the Company change its name to Pan American Gold Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

"Greg Burnett"

Greg Burnett
President